

MAIL STOP 3010

August 21, 2009

Brian C. Taylor, Chairman
Two Harbors Investment Corp.
601 Carlson Pkwy, Ste. 330
Minnetonka, MN 55305

> **Re: Two Harbors Investment Corp.**
> **Amendment No. 1 to Form S-4**
> **File No. 333-160199**
> **Filed August 5, 2009**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 2 of our letter dated July 24, 2009 that the maximum price Capitol intends to offer in the side purchases would be the per share conversion price. Please revise to clarify whether there is any limit on the per share price Capitol or its affiliates would pay in the side purchases used to change negative votes and conversions. If you disclose that the hard limit on the side purchase price is the per share conversion price, please revise to discuss why shareholders would enter into such arrangements since it is not clear why a shareholder that has voted against the proposals and seeks conversion would enter into side purchase arrangement unless the price offered is greater than the per share conversion price.

2.	We note your response to comment 3 of our previous letter that you anticipate Capitol would approach holders who have voted against the proposals and sought conversion. Information about the side purchases appears material to investors because it changes the amount of assets available for investment and the shareholder base used to spread the investment risk. As such, please revise to discuss how shareholders will be notified of the side purchases, if any are utilized, prior to the closing of your shareholders meeting. Also, if purchases are made, please revise to clarify if you will provide shareholders that have voted for the merger via proxy with additional time to reconsider their vote.

3.	We note your responses to comments 5 and 14, and the revised disclosure on page 7 that converting shareholders will not have a rescission claim since they will not hold their shares. It appears that, based on Sections 11 and 12 of the Securities Act of 1933, shareholders who dispose of their shares after receiving Capitol's proxy may still have a claim against Capitol and its management. Please refer to Sections 11 and 12 and revise your disclosure accordingly.

4.	We note your response to comment 6 of our previous letter. If Capitol and its affiliates are able to offer more than the per share conversion price, please revise to explain how paying a premium to change the votes, which are illustrations of shareholder intent, is in of the best interest of all shareholders.

5.	In connection with your response to comment 6, we note that you may use a third party "aggregator" to buy such shares from holders that refuse to sell to Capitol or its affiliates. Please revise to clarify if the purchases would be made before the closing of the shareholders' meeting. Also, clarify if the aggregator is limited to the per share conversion price as the maximum it may offer shareholders who submitted negative votes and disclose the maximum fee you would be willing to pay the aggregator. Please revise to explain how the use of an aggregator would be in the best interest of your shareholders, considering it depletes the proceeds available for investment even more than the conversions. Discuss this effect on the per share book value on remaining shareholders. Also, revise to explain how and when shareholders will be notified of such actions.

6.	We note your response to comment 7 and the blanks on page 7 for the figures associated with the fees and expenses related to the proposed transaction. Please revise to quantify those estimates and disclose the amounts used to date.

7.	We note your response to comment 7 that Capitol's IPO expenses to consummate an initial public offering of securities are totally separate and distinct from the proposed transaction. We also note your disclosure on page 73 that Two Harbors was expected to have approximately 97% of the amount held in the trust account available for investment compared to the 90% to 92% of offering proceeds that are typically available upon closing of an initial public offering by a mortgage REIT. Please advise whether the 97% figure takes into account Capitol's IPO offering expenses, working capitol expenses, and fees and expenses associated with the transaction, as applicable. If not, please revise the disclosure throughout the prospectus to include these costs and compare the amount available for investment since the closing of Capitol's IPO.

8. We note your response to comment 9 and have referred it and this registration statement to the Division's Office of Mergers and Acquisition. We may have further comment.

9. We note your response to comment 10 and have referred it and this registration statement to the Division of Investment Management. We may have further comment.

10. We note your reference in the prospectus to the Treasury Department's Public-Private Investment Program (PPIP). Please tell us whether you expect to participate in the PPIP. If there is a reasonable possibility that you will purchase assets through this program and accept the guarantees associated with the program, please revise to describe the specific programs, such as the legacy loans program and the legacy securities program, and the possibility of acquiring loans and real estate related assets in this manner.

11. Please update the financial statements and financial information to comply with Rule 3-12 of Regulation S-X, including your pro forma financial statements.

Prospectus Cover Page

12. In connection with your response to comment 1, please revise to provide cover page risk factors. Please refer to Section 1.D of Industry Guide 5.

Summary of the Material Terms of the Merger, page 1

13. Please revise your disclosure here and elsewhere where you discuss Pine River's experience to provide balance by clarifying the date at which Pine River began managing RMBS.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 14

14. Please tell us exactly how you complied with the disclosure requirements referenced in your response to comment 15. Note that the per share information under Item 3(f) is required for Two Harbors as the registrant and Capitol as the company on a historical and pro forma or equivalent pro forma basis. Additionally, Item 3 specifies that the information should be included in the forepart of the prospectus in a summary.

Risk Factors, page 15

15.   We note your response to comment 16. Please note that the comment applied to the section as a whole and not just the risk factors identified as examples, since your risk factor section is over 30 pages long. For instance, the risk factor on page 17 addressing the maintenance of the 1940 Act exemption still contains more detail that is appropriate for discussion later in the document. As such, that risk factor should be revised to provide brevity. Please revise your disclosure in this section accordingly.

16.   In connection with the proceeding comment, the two risk factors on page 20 both deal with access to leverage and appear to address the same risk. Please revise to combine the two risk factors to provide brevity.

The Two Harbors Manager's, Pine River's and Sub-Manager's liability…., page 31

17.   We note your response to comment 18 and the removal of the sentence that directly refers to contractual vs. fiduciary rights. However, we also note that the second sentence of the narrative appears to suggest none of your sponsor's or manager's affiliates, which would include your officers and directors, are liable to you except for willful misconduct or gross negligence. Based on your disclosure here, it is unclear if you have any fiduciaries. In the appropriate section, please revise to identify the parties that are fiduciaries to you.

Proposals to be Considered by the Capitol Stockholders

The Initial Charter Proposal, page 61

18.   We note your response to comment 8 that because all three items of this proposal relate to the same section, it should presented as one proposal. However, it appears that the amendments are separate requirements, which could be independently presented even if they are conditioned upon each other. As such, it appears that pursuant to Rule 14a-4(a)(3) of the Exchange Act, these items should be indentified separately and explained. Please revise your disclosure accordingly or advise.

Background of the Merger, page 66

19.   We note your response to comment 23. For the discussion about the negotiations with the "privately held software company," please revise to discuss how the valuations were outside of the desired range. For instance, discuss the per share consideration that resulted from their valuation. Also, for your other discussions, clarify if you were pursuing a cash, stock, or combination transaction.

20.   We note your response to comment 25 and reissue the comment. Please revise to provide more detail about the reasons that made this proposal more attractive than the opportunity with the "global outsourcing company to original equipment manufacturers."

Capitol's Board of Directors' Reasons for the Approval of the Merger, page 70

21.   We note your response to comment 27. It is not clear how the experience summarized provides the named persons with substantial experience in making investments of raised funds in real estate programs that invest in mortgage backed securities. Please revise to clarify.

Two Harbors' Potential for Future Growth, page 71

22.   We note your response to comment 28. Please revise the disclosure here to discuss the relationships that provide the resulting company with insight into federal government initiatives in the mortgage market.

23.   We note your response to comment 29 that the "relatively low prices" are compared to January 2008. Based on your disclosure, it appears you are implying that the prices from January 2008 represent a more accurate value than current prices. If not, it is not clear why such characteristic would indicate future growth. Please revise to substantiate the noted implication.

Asset Portfolios, page 72

24.   We note that Capitol management considered the table prepared by Pine River and its affiliates because it believes a similar portfolio with similar performance should be available. The nature of the noted disclosure is similar to a projection. Please tell us how this disclosure complies with Item 10(b) of Regulation S-K.

25.   Please tell us how the supplemental information attached to your response leads to the interest income column disclosed.

26.   We considered your response to comment 31. However it seems that all of the dollar amounts presented in the table, including equity, assets, interest income and interest expense are dependent upon total dollar amount of equity available for investment. As such, please either amend your table to also reflect the maximum amount of conversions or clearly state that any shareholder conversion would result in a decrease in the aforementioned balances and disclose why the Board does not believe the potential decrease in equity available due to conversions is meaningful to an investor's decision.

27.   We read your response to comment 32 and the additional disclosure provided on pages 72 and 73. We note that your assumptions were based upon the historical experience of Pine River through the Nisswa Funds, dealer quotes and other third party information. It appears that Pine River's experience with RMBS investments began in February 2008 and per disclosure on page I-1 the investment strategy for the Nisswa Funds is expected to differ from the investment strategy that Two Harbors intends to employ. Please tell us and disclose how you determined that Pine River's experience was an appropriate basis for your assumptions in light of these factors. With respect to third party information, substantially expand your disclosure to clarify whether you received data from multiple sources, if the data was adjusted and how you determined that the amounts included in your analysis were reasonable.

28.   In connection with the preceding comment and your response to comment 30 that you are obligated to include the asset portfolio table, even though you currently do not hold such assets, please revise to clarify if Capitol management sought independent consultation on the information and assumptions provided in the table and the materials prepared by Pine River and its affiliates.

29.   We considered your response to comment 33. Please amend your disclosure to clarify why you believe it is appropriate to include assets acquired through borrowings of nine times invested equity. In addition, your disclosure should clearly state that you do not have any firm borrowing commitments and that the amount and terms of such borrowings will directly impact your agency hybrid asset balance.

Footnote (4), page 73

30.   Your disclosure in note (4), a footnote to interest income, states that you used various assumptions related to prepayments, defaults and losses. Please describe how those assumptions impact interest income which appears to be calculated as the asset balance multiplied by the yield.

31.   We note your disclosure which states that there has been no compensation exchanged between Capitol and Two Harbors. However this statement is contrary to your disclosure in footnote E which states that the holders of Capitol common stock will receive shares of Two Harbors on a one-for-one basis. Please revise your disclosure accordingly to clarify the consideration transferred in the transaction.

32.   We read the additional disclosure included on page 115 in response to comment 47. Given that Capitol has historical operations including $2.3 million in net income and you have identified a range of approximately $1.9 million to $4.1 million in costs related to the merger, it is unclear how you determined that a pro forma income statement is not required. Please revise to include

The Experience of Two Harbors' Investment Team and Pine River Management, page 73

33.   In order to balance your disclosure, please revise to clarify that the 95.6% return references a strategy that you will likely not employ.

Valuation, page 73

34.   We note your response to comment 35 that you had to provide this disclosure because Capitol's management considered it. Please clarify if Capitol's management consulted with an independent third party regarding the valuation. If not, please discuss the weight management assigned to the valuation and why it was reasonable to consider a valuation based primarily on assumptions prepared by the target.

35.   We note your response to comment 36. It is not clear how the conversion affects the valuation here. Please revise to discuss the effect of conversion and possible side purchases here.

Conversion Rights, page 78

36.   We note your response to comment 41 and reissue the comment. Please revise to clarify the time frame you will provide to allow converting shareholders the opportunity to obtain their certificates in order to tender such certificates to you.

Actions that may be taken to secure approval of Capitol's stockholders, page 79

37.   Please revise to clarify the reference to "non-cash arrangements" on page 79.

The Secondary Charter Proposals, page 117

38.   We note your response to comment 8. Please revise to separately identify each provision that is related to your qualification as a REIT for tax purposes.

The Warrant Amendment Proposal, page 120

39.   Please revise to provide each change to the warrants' terms as a separate proposal.

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Condensed Combined Pro Forma Financial Statements

40.   We read your response to comment 49 and note the additional disclosure on page 116. Please tell us your basis in GAAP when determining the modifications of terms for an equity arrangement would not result in an incremental fair value adjustment.

Brian C. Taylor, Chairman
Two Harbors Investment Corp.
August 21, 2009
Page 8

Footnote D, pages 115-116

41.   We considered your response to comment 52 and your disclosure in footnote D.
        Please disclose whether your assumptions include paying a fee to an aggregator
        and clarify, if true, that the aggregator would pay the per-share conversion price.

Liquidity and Capital Resources, page 127

42.   Please revise to discuss the services that Credit Suisse provided relating to the
        referenced advisory fee.

Historical Performance of Pine River's RMBS Strategy, page 132

43.   We note your response to comment 55. It continues to remain unclear how the
        returns disclosed here are calculated. The performance disclosure references a
        "strategy" while your explanation refers to investors' accounts. Do the investors'
        accounts only represent Pine River's investments in RMBS? We also note that it
        was not until August 2008 that Pine River created Nisswa Fixed Income Fund as a
        stand-alone investment entity. As such, we reissue the comment. Please revise to
        fully explain how the returns disclosed on page 132 were calculated.

44.   We note your response to comment 57. We also note that the Nisswa funds
        engaged in active trading of RMBS and CDOs. Please revise to clarify if you will
        also engage in "active" trading.

Portfolio Construction, page 135

45.   We note your response to comment 58 that discloses the different types of
        collateral backing non-agency RMBS. The prior comment was meant to elicit
        more disclosure about how you will use the proceeds among the different types of
        non-agency RMBS. Please revise to discuss the initial breakdown among non-
        agency assets that you will invest in.

46.   We note your response to comment 60. Please revise to clarify if there is a
        maximum leverage you would employ if given the opportunity to access
        government financing to fund your non-agency investments.

Two Harbors' Financing Strategy, page 142

47.   We note your response to comment 59 that you have added disclosure on page
        142 discussing how private financing may affect the percentage allocated to non-
        agency RMBS. We are not able to locate that disclosure on page 142. Please
        advise.

Termination Fee…., page 171

48.   We note your response to comment 63 that if the manager declines to renew the management agreement, you would not be required to pay the termination fee. The prior comment sought to clarify if such fee is payable if you decide not to renew the agreement. Please revise.

Conflicts Relating to the Two Harbors Manager, page 172

49.   We note your response to comment 65 that you would only pay fair value for assets acquired from Pine River or its affiliates. Please revise to clarify how fair value would be determined.

Annex I

50.   Please provide us with an explanation as to why the two disclosed funds here should be considered programs pursuant to Industry Guide 5. We note your disclosure on page I-1 which states that the Pine River RMBS strategy was conducted as a component of the Nisswa Master Fund from February 2008 through July 2008. Similarly we note that beginning in September 2008 through June 2009 the Pine River RMBS strategy was conducted exclusively through the Nisswa Fixed Income Fund. Please tell us and disclose the investment strategies, aside from RMBS, that are reflected in the prior performance tables for each fund and approximately how much of each fund's performance is attributable to RMBS activity.

Table I – Nisswa Fixed Income Fund, page I-2

51.   Considering the amount in the first column is an intercompany investment and not funds raised by the sponsor, it is not clear why you have included it in this table. Please explain.

52.   We note disclosure here concerning amounts raised. Please tell us why you have not provided Section 8.A of Industry Guide 5 disclosure in the prospectus.

Table II – Nisswa Fixed Income Fund Compensation to Sponsor, page I-2

53.   Please confirm that all amounts in the table, including the fees paid to the sponsor and sales of notes and investments are in thousands of dollars. Also confirm that all amounts reported in Table III are in thousands of dollars.

54.   Please revise to provide the disclosure here in a single column for each entity disclosed.

Table III – Nisswa Fixed Income Fund Operating Results, page I-3

55.   Please revise to clarify the source of other income disclosed in this table.

                                        * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Any questions regarding the accounting comments may be directed to Jamie John at (202) 551-3446 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

                                                        Sincerely,

                                                        Thomas Kluck
                                                        Branch Chief

cc: Jay Bernstein, Esq.
        (via facsimile)